April 8, 2021

Re:         Kosmos Energy Ltd. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2020 (“the “Form 10-K”)

Filed February 23, 2021

File No. 001-35167

Ms. Lily Dang and

Mr. Karl Hiller

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-4628

Dear Ms. Dang and Mr. Hiller:

This letter is in response to your letter dated April 5, 2021. We have set forth your comments followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis

Recent Developments, page 68

1.	We note your disclosures under this heading and in Note 3 to your financial statements describing your agreement with Royal Dutch Shell to farm down interests in certain exploration assets in exchange for cash consideration of $96 million and future contingent consideration of up to $100 million.

You state that the contingent consideration will be "based on the outcome of the first four wells drilled in the purchased assets" and will be payable upon submission of an appraisal plan to the relevant governmental authority under the relevant host government contract. However, you also state that "Shell will pay $50 million for each appraisal plan submitted, capped in the aggregate at a maximum of $100 million."

Please revise your disclosure to clarify whether the incremental amounts would be variable and correlated with drilling results or other criteria, as suggested by the first sentence of the disclosure noted above, or fixed at $50 million each, with the potential for two payments, as indicated by the last sentence of your disclosure.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

If drilling results or other factors are involved in determining the amount that would be payable upon submitting an appraisal plan, describe those provisions to the extent necessary to inform investors with regard to any uncertainties that may affect your ability to earn the contingent consideration.

We have reviewed the disclosures in Note 3 and on page 68 in Management’s Discussion and Analysis regarding our agreement with Royal Dutch Shell and respectfully advise the Staff that under the terms of the agreement, in respect of the first four exploration wells that Shell elects to drill on the purchased assets, excluding South Africa, the Company shall be entitled to receive $50 million for each discovery of hydrocarbons for which an appraisal plan is approved by the relevant operating committee for submission to the applicable governmental authority, up to a maximum payment of $100 million. Our ability to collect the contingent consideration is therefore subject to the success of the exploration wells drilled and the relevant operating committee’s subsequent determination to submit an appraisal plan to the applicable governmental authority, which is typically required under the relevant petroleum agreements within 6 to 12 months following successful well results.

We respectfully acknowledge the Staff’s comment in relation to further clarification of the variability of the future contingent consideration and will revise discussions of the Shell agreement in future periods as follows:

~~The future contingent consideration is based on the outcome on the first four wells drilled in the purchased assets, excluding South Africa, and is payable upon submission of an appraisal plan to the relevant governmental authority. Shell will pay $50.0 million for each appraisal plan submitted, capped in the aggregate at a maximum of $100.0 million.~~

The future contingent consideration is payable by Shell upon approval of the relevant operating committee of an appraisal plan for submission to the relevant governmental authority for any of the first four exploration wells it elects to drill in the purchased assets, excluding South Africa. Shell will pay us $50.0 million for each appraisal plan approved by the relevant operating committee to be submitted, subject to an aggregate cap of $100.0 million, or two $50 million payments.

Index of Exhibits, page 144

2.	We note that Exhibits 10.79, 10.80 and 10.81 incorporate by reference the Exhibits 10.1, 10.2 and 10.3 that were filed with your Form 10-Q on November 9, 2020, and appear to pertain to your September 8, 2020 farm down agreement. You indicate that you have redacted information pursuant to Item 601(b) of Regulation S-K, although we see that you have redacted the consideration details from each corresponding section of these exhibits.

Given that you have disclosed the amounts that you may receive under the arrangement, tell us why you believe that such redactions would not be contrary to Item 601(b)(10)(iv) of Regulation S-K, if this is your view, or describe any procedural change that you will undertake to ensure future redactions are consistent with this guidance.

We have reviewed Item 601(b)(10)(iv) of Regulation S-K and respectfully acknowledge the Staff’s comment.  While the aggregate amount of consideration that may be received pursuant to the farm down

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

agreement with Royal Dutch Shell has been previously disclosed, we respectfully advise the Staff that the consideration details redacted from Exhibits 10.79, 10.80 and 10.81 have not been disclosed as they relate to the specific payout mechanics and allocations of consideration among the various assets involved.  We believe showing this level of detail is both not material to the reader and due to its confidential nature, would be competitively harmful if publicly disclosed. Additionally, the transaction closed subsequent to the filing of our Form 10-Q on November 9, 2020, and we ultimately received $95 million of the cash consideration during the fourth quarter of 2020, which further supports our view that the consideration details redacted from the applicable exhibits are neither helpful nor material to the reader.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (214) 445-9600.

Sincerely,

/s/ Neal D. Shah
Neal D. Shah
Senior Vice President and Chief Financial Officer

cc:           Andy Inglis

Byron B. Rooney, Esq.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024